Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202
April 26, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959

To Whom It May Concern:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Semper Absolute Return Bond Fund (the “Fund”), respectfully requests the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
721	5/6/2016	485APOS	0000894189-16-009528

The Adviser has determined that it will not proceed with this series. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 721 is consistent with the public interest.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 26th day of April 2022.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Elaine E. Richards at (626) 914-7363.

Sincerely,

/s/ Jeffrey T. Rauman

Jeffrey T. Rauman
President
Advisors Series Trust